ASUR Reports 1Q23 Financial Results

Total passenger traffic in 1Q23 increased 19.2% compared to 1Q22

Mexico City, April 24, 2023 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three-month period ended March 31, 2023.

1Q23 Highlights1

•
Total passenger traffic increased 19.2% compared to 1Q22. By country of operations, 1Q23 passenger traffic showed the following increases compared to 1Q22:
•
Mexico: up 22.8%, reflecting increases of 27.7% and 19.2% in domestic and international traffic, respectively.
•
Puerto Rico (Aerostar): up by 21.6%, resulting from increases of 19.4% and 49.2% in domestic and international traffic, respectively.
•
Colombia (Airplan): up by 8.8%, with increases of 4.1% and 36.2%, in domestic and international traffic, respectively.
•
Revenues increased by 18.9% year-over-year to Ps.6,449.4 million. Excluding construction revenue, revenue increased 21.8% compared to 1Q22.
•
Consolidated commercial revenue per passenger reached Ps.123.2 million.
•
Consolidated EBITDA increased 23.2% year-over-year to Ps.4,530.4 million.
•
Adjusted EBITDA margin (excluding the effect of IFRIC 12) increased to 71.9% from 71.0% in 1Q22.
•
Cash position of Ps.15,108.2 million, and a Net Debt to EBITDA LTM ratio of negative 0.1x.

Table 1: Financial & Operational Highlights [1]
	First Quarter		% Chg
	2022	2023
Financial Highlights
Total Revenue	5,425,805	6,449,409	18.9
Mexico	3,873,476	4,775,146	23.3
San Juan	948,324	1,010,943	6.6
Colombia	604,005	663,320	9.8
Commercial Revenues per PAX	120.9	123.2	1.9
Mexico	145.9	147.0	0.7
San Juan	148.5	144.7	(2.6)
Colombia	41.2	42.3	2.7
EBITDA	3,676,285	4,530,402	23.2
Net Income	2,349,762	2,602,245	10.7
Majority Net Income	2,193,709	2,512,362	14.5
Earnings per Share (in pesos)	7.3124	8.3745	14.5
Earnings per ADS (in US$)	4.0531	4.6418	14.5
Capex	315,817	142,994	(54.7)
Cash & Cash Equivalents	9,962,212	15,108,235	51.7
Net Debt	3,418,431	(1,593,945)	(146.6)
Net Debt/ LTM EBITDA	0.3	(0.1)	(133.9)
Operational Highlights
Passenger Traffic
Mexico	9,020,754	11,073,291	22.8
San Juan	2,390,719	2,907,038	21.6
Colombia	3,571,973	3,885,317	8.8

1 Unless otherwise stated, all financial figures discussed in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three-month period ended March 31, 2023, and the equivalent three-month period ended March 31, 2022. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps. 18.0415 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP258.0400 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 17 of this report.

1Q3 Earnings Call

Date & Time: Tuesday, April 25, 2023 and 10:00 AM US ET; 8:00 AM Mexico City Time

Dial-in: 1-877-407-4018 (Toll-Free) and 1-201-689-8471 (International)

Access Code: 13737620

Replay: Tuesday, April 25, 2023 at 1:00 PM US ET, ending at 11:59 PM US ET on Tuesday, May 2, 2023. Dial-in: 1-844-512-2921 (Toll-Free); 1-412-317-6671 (International). Access Code: 13737620.

ASUR 1Q23 Page 1 of 25

Passenger Traffic

ASUR's total passenger traffic in 1Q23 increased by 19.2% year-over-year to 17.9 million.

Total passenger traffic in Mexico increased by 22.8% year-over-year to 11.1 million in 1Q13, with domestic and international traffic showing increases of 27.7% and 19.2%, respectively.

In Puerto Rico, total passenger traffic in 1Q13 increased by 21.6% year-over-year to 2.9 million, reflecting increases of 19.4% in domestic traffic and 49.2% in international traffic.

Total passenger traffic in Colombia for 1Q23 exceeded 1Q22 levels by 8.8%, reaching 3.9 million passengers, with domestic and international traffic increasing by 4.1% and 36.2%, respectively.

On page 20 of this report you will find the tables with detailed information on passenger traffic for each airport.

Table 2: Passenger Traffic Summary

	First Quarter		% Change
	2022	2023
Total México	9,020,754	11,073,291	22.8
- Cancún	7,041,946	8,484,698	20.5
- 8 Otros Aeropuertos	1,978,808	2,588,593	30.8
Tráfico Doméstico	3,745,688	4,784,188	27.7
- Cancún	2,081,647	2,596,480	24.7
- 8 Otros Aeropuertos	1,664,041	2,187,708	31.5
Tráfico Internacional	5,275,066	6,289,103	19.2
- Cancún	4,960,299	5,888,218	18.7
- 8 Otros Aeropuertos	314,767	400,885	27.4
Total San Juan, Puerto Rico	2,390,719	2,907,038	21.6
Tráfico Doméstico	2,213,014	2,641,929	19.4
Tráfico Internacional	177,705	265,109	49.2
Total Colombia	3,571,973	3,885,317	8.8
Tráfico Doméstico	3,051,342	3,176,155	4.1
Tráfico Internacional	520,631	709,162	36.2
Total Tráfico	14,983,446	17,865,646	19.2
Tráfico Doméstico	9,010,044	10,602,272	17.7
Tráfico Internacional	5,973,402	7,263,374	21.6
Passenger traffic figures for Mexico and Colombia exclude transit and general aviation. Puerto Rico includes total passengers.

Table 3: % YoY Change in Passenger Traffic 2023 & 2022

Region	Jan	Feb	Mar	Total
México	33.6%	25.6%	11.8%	22.8%
Tráfico Doméstico	35.0%	29.3%	20.1%	27.7%
Tráfico Internacional	32.4%	22.9%	6.2%	19.2%
Puerto Rico	37.8%	20.5%	9.3%	21.6%
Tráfico Doméstico	36.8%	18.1%	6.4%	19.4%
Tráfico Internacional	49.6%	50.3%	47.9%	49.2%
Colombia	16.6%	21.7%	(9.1%)	8.8%
Tráfico Doméstico	10.5%	16.8%	(12.2%)	4.1%
Tráfico Internacional	50.8%	51.3%	9.1%	36.2%
Total	29.8%	23.9%	6.7%	19.2%
Tráfico Doméstico	26.6%	22.4%	6.0%	17.7%
Tráfico Internacional	34.9%	26.0%	7.6%	21.6%

ASUR 1Q23 Page 2 of 25

Review of Consolidated Results

Table 4: Summary of Consolidated Results
	First Quarter		% Chg
	2022	2023
Total Revenues	5,425,805	6,449,409	18.9
Aeronautical Services	3,182,016	3,877,418	21.9
Non-Aeronautical Services	1,992,482	2,422,612	21.6
Total Revenues Excluding Construction Revenues	5,174,498	6,300,030	21.8
Construction Revenues	251,307	149,379	(40.6)
Total Operating Costs & Expenses	2,097,545	2,435,758	16.1
Other Revenues	45,547	-	(100.0)
Operating Profit	3,373,807	4,013,651	19.0
Operating Margin	62.2%	62.2%	5 bps
Adjusted Operating Margin [1]	65.2%	63.7%	(149) bps
EBITDA	3,676,285	4,530,402	23.2
EBITDA Margin	67.8%	70.2%	249 bps
Adjusted EBITDA Margin [2]	71.0%	71.9%	86 bps
Net Income	2,349,762	2,602,245	10.7
Net Majority Income	2,193,709	2,512,362	14.5
Earnings per Share	7.3124	8.3745	14.5
Earnings per ADS in US$	4.0531	4.6418	14.5

Total Commercial Revenues per Passenger [3]	120.9	123.2	1.9
Commercial Revenues	1,830,455	2,228,375	21.7
Commercial Revenues from Direct Operations per Passenger [4]	23.1	24.1	4.3
Commercial Revenues Excluding Direct Operations per Passenger	97.8	(24.1)	(124.6)

[1] Adjusted operating margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Passenger figures include transit and general aviation passengers Mexico, Puerto Rico y Colombia.
[4] Represents ASUR’s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues for 1Q23 increased 18.9% YoY, or Ps.1,023.6 million, to Ps.6,449.4 million, mainly due to the following increases:

•
21.9% in revenues from aeronautical services to Ps.3,877.4 million. Mexico contributed Ps.2,865.6 million, while Puerto Rico and Colombia accounted for Ps.528.3 million and Ps.483.5 million, respectively; and
•
21.6% in revenues from non-aeronautical services to Ps.2,422.6 million. Mexico contributed Ps.1,826.1 million, while Puerto Rico and Colombia accounted for Ps.422.8 million and Ps.173.7 million, respectively.

This increase was partially offset by a 40.6%, or Ps.101.9 million, YoY decline in construction services revenues in Mexico to Ps.149.4 million.

Excluding revenues from construction services, for which there is an equivalent expense recorded under IFRS accounting standards, total revenues would have increased 21.8% YoY, to Ps.6,300.0 million.

Excluding revenues from construction services, Mexico represented 74.5% of ASUR´s total revenues in 1Q23, while Puerto Rico and Colombia represented 15.1% and 10.4%, respectively.

Commercial Revenues in 1Q23 increased 21.7% YoY to Ps.2,228.4 million, mainly reflecting the 19.2% increase in passenger traffic. This increase was driven by higher commercial revenues across ASUR´s countries of operations: 23.6% to Ps.1,6636.2 million in Mexico, 18.5% to Ps.420.6 million in Puerto Rico and 13.1% to Ps.171.5 million in Colombia.

Commercial Revenues per Passenger was Ps.123.2 in 1Q23, compared with Ps.120.9 in 1Q22.

ASUR 1Q23 Page 3 of 25

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, increased 16.1% YoY, or Ps.338.2 million, to Ps.2,435.7 million in 1Q23.

Excluding construction costs, operating costs and expenses increased 23.8% YoY, or Ps.440.1 million reflecting the following factors:

•
Mexico: increased 21.9%, or Ps.243.4 million, mainly reflecting higher costs in connection to personnel, technical assistance, energy, concession fees, security, maintenance, materials and supplies, taxes and duties, insurance and surety bond expenses. Higher professional fees, together with higher cost of sales from directly operated stores also contributed to the increase.

•
Puerto Rico: increased by 46.8%, or Ps.191.4 million, mainly reflecting the effect of last year's expense recovery due to the application of the CRRSAA Act for an amount of Ps.196.4 million. Excluding this effect, expenses would have increased 0.8% or Ps.5.0 million, as higher personnel costs, professional fees, materials and supplies offset a decrease in the maintenance provision.

•
Colombia: increased 1.6%, or Ps.5.3 million, mainly reflecting higher concession fee payments and professional fees.

Cost of Services increased 38.5%, or Ps.312.4 million, mainly reflecting the impact from the recovery of expenses in 1Q22 in connection with the application of the CRRSAA Act for an amount of Ps.196.4 million. The following costs also increased during the period: personnel costs, surveillance and cleaning services, maintenance and conservation, electricity, materials and supplies, taxes and duties; as well as in the cost of revenues from concession stores operated directly by ASUR.

Construction Costs declined 40.6% YoY, or Ps.101.9 million. This was mainly driven by YoY declines of 52.8%, or Ps.93.2 million in Mexico and 18.5%, or Ps.13.6 million in Puerto Rico, partially offset by an increase of 407.3%, or Ps.4.9 million in Colombia.

Administrative Expenses that reflect administrative costs in Mexico increased 11.5% YoY.

Consolidated Technical Assistance increased by 27.4% YoY mainly reflecting an increase in EBITDA in Mexico during 1Q24.

Concession Fees increased 19.1% YoY, principally due to increases of 29.0% in Mexico, 10.6% in Colombia and 4.7% in Puerto Rico, mainly due to higher regulated revenues which is a factor in the calculation of the concession fee.

Depreciation and Amortization increased 3.7% YoY, or Ps.18.4 million, principally due to an increase of 18.9%, or Ps.40.6 million in Mexico, partly offset by declines of 5.5%, or Ps.5.3 million in Colombia and 9.1%, or Ps.16.9 million in Puerto Rico.

Consolidated Operating Profit and EBITDA

ASUR reported a Consolidated Operating Profit of Ps.4,013.6 million in 1Q23 up from Ps.3,373.8 million in 1Q22, with the operating margin stable year-on-year at 62.2% in 1Q22.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia and Puerto Rico was 63.7% in 1Q23 compared with 65.2% in 1Q22. Adjusted operating margin is calculated as operating profit or loss divided by total revenues less construction services revenues.

EBITDA increased 23.2%, or Ps.854.1 million, to Ps.4,530.4 million in 1Q23 from Ps.3,676.3 million in 1Q22. By country of operations, EBITDA increased YoY by 28.2% or Ps.791.6 million to Ps.3,594.0 million in Mexico, by 3.7%, or Ps.18.7 million, to Ps.520.2 million in Puerto Rico, and by 11.8%, or Ps.43.8 million, to Ps.416.1 million in Colombia. Consolidated EBITDA margin in 1Q23 was 70.2% up from 67.8% in 1Q22.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 71.9% in 1Q23, compared to 71.0% in 1Q22.

ASUR 1Q23 Page 4 of 25

Consolidated Comprehensive Financing Gain (Loss)

Table 5: Consolidated Comprehensive Financing Gain (Loss)
	First Quarter		% Chg
	2022	2023
Interest Income	80,368	265,060	229.8
Interest Expense	(226,101)	(305,992)	35.3
Foreign Exchange Gain (Loss), Net	(95,896)	(486,908)	407.7
Total	(241,629)	(527,840)	118.5

In 1Q23 ASUR reported a Ps.527.8 million Consolidated Comprehensive Financing Loss, compared to a Ps.241.6 million loss in 1Q22.

During 1Q23 ASUR reported a foreign exchange loss of Ps.486.9 million, resulting from the 7.3% quarter-end appreciation of the Mexican peso against the U.S. dollar (4.1% average appreciation) during the period, together with a U.S. dollar net asset position. This compares to a Ps.95.9 million foreign exchange loss in 1Q22 resulting from the 0.5% quarter-end appreciation of the Mexican peso (0.2% average depreciation) on a U.S. dollar net asset position.

Interest income increased Ps.184.7 million, or 229.8% YoY reflecting a higher cash balance position.

Interest expense increased Ps.79.9 million, or 35.3% YoY, due to interest payments made under a loan obtained in October 2021 by the Cancun entity in Mexico, and under Aerostar’s senior notes issued in July 2022, in Puerto Rico, respectively.

Income Taxes

Income Taxes for 1Q23 increased Ps.101.1 million YoY, principally due to the following variations:

•
A Ps.169.6 million increase in income taxes, reflecting mainly a higher taxable income base in Mexico and Colombia resulting from the YoY increase in revenues.

•
A Ps.68.5 million decline in deferred income taxes, principally reflecting an Ps.88.7 million income tax resulting from the increase in the applicable tax rate in Colombia to 35.0% from 31.0% in 1Q22. This was partially offset by an increase in tax benefits in certain airports in México of Ps.20.9 million.

Majority Net Income

ASUR reported Majority Net Income of Ps.2,512.4 million in 1Q23, compared to Ps. 2,193.7 million in 1Q22. This resulted in earnings per common share in 1Q23 of Ps.8.3745, or earnings per ADS of US$4.6418 (one ADS represents ten series B common shares). This compares to earnings per share of Ps.7.3124, or earnings per ADS of US$4.0531 for the same period in the previous year.

Net Income

ASUR reported Net Income of Ps.2,602.2 million in 1Q23, increasing 10.7%, or Ps.252.6 million, from Ps.2,349.8 million in 1Q22.

Consolidated Financial Position

Airport concessions represented 71.5% of ASUR’s total assets on March 31, 2023, with current assets representing 28.3% and other assets 0.2%.

Cash and cash equivalents as of March 31, 2023, amounted to Ps.15,108.2 million, a 14.7% increase from Ps.13,175.0 million as of December 31, 2022. Mexico, Colombia and Puerto Rico contributed with Ps.11,537.3 million, Ps.1,523.3 million and Ps.2,047.6 million to the increase in cash and cash equivalents, respectively.

As of March 31, 2023, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 “Business Combinations,” had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.4,921.8 million, (ii) goodwill of Ps.861.9 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.492.2 million, and (iv) a minority interest of Ps.4,963 million in stockholders’ equity.

ASUR 1Q23 Page 5 of 25

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of March 31, 2023: (i) the recognition of a net intangible asset of Ps.899.4 million, (ii) goodwill of Ps.1,415.3 million, (iii) deferred taxes of Ps.236.2 million, and (iv) a Ps.224.4 million recognition of bank loans at fair value.

Stockholders’ equity as of March 31, 2023, was Ps.50,535.8 million and total liabilities were Ps.20,262.4 million, representing 71.4% and 28.6% of ASUR’s total assets, respectively. Deferred liabilities represented 14.2% of ASUR’s total liabilities.

Total Debt at quarter-end declined 11.1% to Ps.13,514.3 million from Ps.15,204.8 million on December 31, 2022, mainly reflecting the issuance of Notes in Puerto Rico, partially offset by principal payments of Ps.662.5 million in Mexico and Ps.99.8 million in Puerto Rico.

On March 31, 2023, 24.7% of ASUR’s Total Debt was denominated in Mexican pesos, 68.7% in U.S. Dollars (at Aerostar in Puerto Rico) and 6.6% in Colombian pesos.

In July 2022, Aerostar in Puerto Rico issued US$200 million principal amount of 4.92% senior secured notes due March 22, 2035. In May 2022, Aerostar renegotiated the terms of its US$50 million principal amount of 6.75% senior secured notes originally due on June 24, 2015, and extended their maturity through 2035. All long-term debt is collateralized by Aerostar’s assets.

LTM Net Debt-to-LTM EBITDA stood at negative 0.09x at the end of 1Q23, while the Interest Coverage Ratio was 11.7x. This compares with LTM Net Debt-to-LTM EBITDA of 0.3x and an Interest Coverage Ratio of 9.2x at March 31, 2022, respectively.

Table 6: Consolidated Debt Indicators
	March 31, 2022	December 31, 2022	March 31, 2023
Leverage
Total Debt/ LTM EBITDA (Times) [1]	1.1	0.9	0.8
Total Net Debt/ LTM EBITDA (Times) [2]	0.3	0.1	(0.1)
Interest Coverage Ratio [3]	9.2	12.6	11.7
Total Debt	13,380,643	15,204,761	13,514,290
Short-term Debt	1,101,477	1,869,996	1,769,958
Long-term Debt	12,279,166	13,334,765	11,744,332
Cash & Cash Equivalents	9,962,212	13,174,991	15,108,235
Total Net Debt [4]	3,418,431	2,029,770	(1,593,945)
[1] The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

[3] The Interest Coverage Ratio for Mexico is calculated as ASUR’s LTM EBIDA divided by its LTM interest expenses. For Puerto Rico, it is calculated as LTM Cash Flow Generation divided LTM debt service, and for Colombia as LTM EBITDA minus LTM taxes divided by LTM debt service.

[4] Total net debt is calculated as Asur´s total debt without cash & cash Equivalents

ASUR 1Q23 Page 6 of 25

Table 7: Consolidated Debt Profile (million)*
	Aerostar US$			Canun Airport Thousand Mexican Pesos		Airplan Million COP
Original Amount	350´M	200´M	50´M	BBVA 2,000	Santander 2,650	Syndicated Loan 440,000
Principal Balance as of December 31, 2022	288.4	200.0	42.0	2,000.0	2,000.0	167,897.5
Interest Rate	5.75%	4.92%	6.75%	TIIE+1.4pp	TIIE+1.5pp	DTF + 4pp
Principal Balance as of March 31, 2023	283.0	200.0	42.0	2,000.0	1,337.5	167,897.5
2023	5.8	-	-	150.0	662.5	-
2024	12.4	-	-	200.0	675.0	-
2025	13.6	-	-	275.0	-	57,900.1
2026	15.0	-	-	375.0	-	72,600.0
2027	16.6	-	-	475.0	-	37,397.5
2028	16.2	-	-	525.0	-	-
2029	17.3	-	-	-	-	-
2030	20.9	-	-	-	-	-
2031	27.0	-	-	-	-	-
2032	34.4	-	-	-	-	-
2033	38.5	-	-	-	-	-
2034	42.6	-	-	-	-	-
2035	22.6	200.0	42.0	-	-	-
*Expressed in the original currency of each loan.

Note: the loans in Mexico were incurred in October 2017 with Bancomer and Santander. The Puerto Rico bonds were issued in March 2013 and June 2015. In both cases, the maturity date was modified to 2035. The syndicated loan in Colombia was obtained in June 2015 with a grace period of three years. In April 2022, Airplan made principal payments amounting to Cop.150,000 million, and the next principal payment is due in 2025. In July 2022, Aerostar issued US$200 million senior secured notes due March 22, 2035. On November 30, 2022 Cancun Airport pre-paid Ps.650 million of the loan from Santander.

1 DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 1Q23 with a solid financial position, with cash and cash equivalents totaling Ps.15,108.2 million and Ps.13,514.3 million in Total Debt. A total of Ps.50.0 million in principal amount of outstanding debt payments is due in 2Q23.

The following table shows the liquidity position for each of ASUR’s regions of operations:

Table 8: Liquidity Position at March 31, 2023
Figures in Thousands of Mexican Pesos
Figures in Thousands of Mexican Pesos	Cash & Equivalents	Total Debt	Short-term Debt	Long-term Debt	Principal payments (Apr – Jun 2023)
Mexico	11,537,345	3,331,727	1,537,270	1,794,457	50,000
Puerto Rico	2,047,580	9,290,064	226,494	9,063,570	0
Colombia	1,523,310	892,499	6,194	886,305	0
Total	15,108,235	13,514,290	1,769,958	11,744,332	50,000

ASUR 1Q23 Page 7 of 25

Table 9: Principal Debt Payments as of March 31, 2023
Figures in Thousands of Mexican Pesos
Region of Operation	2023	2024	2025	2025/2034
México	812,500	875,000	275,000	1,375,000
Puerto Rico [1]	105,122	223,494	245,400	8,897,126
Colombia [2]	0	0	224,384	426,281
Total	917,622	1,098,494	744,785	10,698,407

1 Figures in pesos converted at the exchange rate at the close of the quarter Ps.18.0415 = US$.1.00

2 Figures in pesos converted at the exchange rate at the close of the quarter of COP. 258.04 = Ps.1.00

Note: Figures only reflects principal payments.

Table 10: Debt Ratios at March 31, 2023
Region	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements
Mexico [1]	13,026,500	463,365	28.1	3.0
Puerto Rico [2]	1,901,845	672,931	2.8	1.1
Colombia [3]	1,405,448	256,498	5.5	1.2
Total	16,333,793	1,392,794	11.7

[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.

[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1.1 billion and LTM Debt Service was Ps.672.9 million.

[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.1.4 billion and Debt Service was Ps.256.5 million.

Accounts Receivables

Accounts receivables increased 44.4% YoY in 1Q23, reflecting higher business activity as passenger traffic increased across ASUR’ s airport network.

On February 28 and March 29, 2023, Viva Colombia and Ultra Air suspended operations. During 2022, these two companies accounted for 17.4% and 1.9% of passenger traffic in Colombia, respectively. At the end of 1Q23, these two companies owed ASUR Ps.12.8 million and Ps.9.2 million, respectively.

Accounts receivables in Puerto Rico increased primarily due to the recognition in 4Q22 of other revenues of Ps.300.4 million, derived from a judgment ruled in favor of Aerostar in connection with its right to charge a fee for each gallon of aviation fuel that was dispatched at the airport during 2013 until 2021, in accordance with IFRS IAS 37 and USGAAP ASC-450-30-25-1.

Table 11: Accounts Receivable as of March 31, 2023

Figures in Thousands of Mexican Pesos

Region	1Q22	1Q23	% Chg
Mexico	1,622,411	1,941,248	19.7
Puerto Rico	37,587	444,979	1,083.9
Colombia	57,674	94,131	63.2
Total	1,717,672	2,480,358	44.4

Note: Net of allowance for bad debts.

ASUR 1Q23 Page 8 of 25

Capital Expenditures

ASUR made capital expenditures of Ps.143.0 million in 1Q23. Of this amount, Ps.70.2 million were allocated to modernizing the Company´s Mexican airports pursuant to its master development plans, Ps.66.7 million were invested by Aerostar in Puerto Rico and Ps.6.0 million were invested by Airplan in Colombia. This compares to Ps.315.8 million invested in 1Q22, of which Ps.240.1 million were invested in Mexico, Ps.74.8 million in Puerto Rico and Ps.0.9 million in Colombia.

Review of Mexico Operations

Tabla 12: Mexico Revenues & Commercial Revenues Per Passenger
	First Quarter		% Chg
	2022	2023
Total Passengers (in thousands)	9,071	11,134	22.7

Total Revenues	3,873,476	4,775,146	23.3
Aeronautical Services	2,213,994	2,865,603	29.4
Non-Aeronautical Services	1,482,786	1,826,062	23.2
Construction Revenues	176,696	83,481	(52.8)
Total Revenues Excluding Construction Revenues	3,696,780	4,691,665	26.9

Total Commercial Revenues	1,323,741	1,636,246	23.6
Commercial Revenues from Direct Operations	270,497	334,650	23.7
Commercial Revenues Excluding Direct Operations	1,053,244	1,301,596	23.6

Total Commercial Revenues per Passenger	145.9	147.0	0.7
Commercial Revenues from Direct Operations per Passenger [1]	29.8	30.1	0.8
Commercial Revenues Excluding Direct Operations per Passenger	116.1	116.9	0.7
For purposes of this table, approximately 50.5 and 61.0 thousand transit and general aviation passengers are included in 1Q22 and 1Q23 respectively
[1] Represents the operation of ASUR in its convenience stores in Mexico.

Mexico Revenues

Mexico Revenues increased 23.3% YoY to Ps.4,775.1 million.

Excluding construction, revenues increased 26.9% YoY, mainly reflecting increases of 29.4% in revenues from aeronautical services and 23.2% in revenues from non-aeronautical services, resulting principally from the 22.8% increase in passenger traffic.

Commercial Revenues increased 23.6% YoY, principally reflecting the 22.7% increase in passenger traffic as shown in Table 12. Commercial Revenues per Passenger for 1Q23 was Ps.147.0 compared to Ps.145.9 in 1Q22.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 14, during the last 12 months, ASUR opened 13 new commercial spaces, 9 of which were opened at Cancun, and one each at Cozumel and Tapachula airports and two at Cozumel airport. More details of these openings can be found on page 21 of this report.

Table 13: Mexico Commercial Revenue Performance			Table 14: Mexico Summary Retail and Other Commercial Space Opened since March 31,2022
Bussines Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	1Q23	3M23
Advertising	51.4%	51.4%	Cancun	9
Car parking	38.8%	38.8%	Retail	4
Teleservices	33.4%	33.4%	Car rental	2
Retail	27.1%	27.1%	Banks and foreign exchange	1
Ground Transportation	26.7%	26.7%	Other Revenues	2
Food and Beverage	23.0%	23.0%	8 Others airports	4
Car rental	21.8%	21.8%	Banks and foreign exchange	1
Duty Free	18.8%	18.8%	Other Revenues	1
Other Revenues	16.3%	16.3%	Ground Transportation	1
Banks and foreign exchange	15.5%	15.5%	Car rental	1
Total Commercial Revenues	23.6%	23.6%	Mexico	13

[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 1Q23 Page 9 of 25

Mexico Operating Costs and Expenses

Table 15: Mexico Operating Costs & Expenses
	First Quarter		% Chg
	2022	2023
Cost of Services	516,690	623,105	20.6
Administrative	69,305	77,241	11.5
Technical Assistance	148,395	190,311	28.2
Concession Fees	160,512	207,001	29.0
Depreciation and Amortization	215,584	256,237	18.9
Operating Costs and Expenses Excluding Construction Costs	1,110,486	1,353,895	21.9
Construction Costs	176,696	83,481	(52.8)
Total Operating Costs & Expenses	1,287,182	1,437,376	11.7

Total Mexico Operating Costs and Expenses increased 11.7% YoY, or Ps.150.2 million. Excluding construction costs, operating costs and expenses increased 21.9% or Ps.243.4 million, mainly reflecting higher personnel expenses, technical assistance, energy, concession fees, security and maintenance costs, materials and supplies, insurance and bonds, as well as an increase in insurance and surety bond expenses, taxes and duties, and professional fees. Higher cost of sales at stores operated by ASUR also contributed to the increase in costs.

Cost of Services increased 20.6% YoY, primarily due to increases in surveillance and cleaning services, maintenance and conservation, materials and supplies, insurance and bonds, electricity, taxes and fees, and professional fees; together with higher cost of sales at stores directly operated by ASUR along with personnel expenses.

Administrative Expenses increased 11.5% YoY.

The Technical Assistance fee paid to ITA increased 28.2% YoY reflecting higher EBITDA in Mexico, which is used in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, increased 29.0%, principally due to the increase in regulated revenues which is used in the calculation of the concession fee.

Depreciation and Amortization increased 18.9% YoY, reflecting the recognition of investments made to date.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 16: Mexico Comprehensive Financing Gain (Loss)
	First Quarter		% Chg
	2022	2023
Interest Income	69,572	184,419	165.1
Interest Expense	(94,959)	(135,378)	42.6
Foreign Exchange Gain (Loss), Net	(95,906)	(486,893)	407.7
Total	(121,293)	(437,852)	261.0

ASUR’s Mexico operations reported a Ps.437.8 million Comprehensive Financing Loss in 1Q23, compared to a Ps.121.3 million loss in 1Q22. This was mainly due to a foreign exchange loss of Ps.486.9 million in 1Q23 resulting from the 7.3% quarter-end appreciation of the Mexican peso (4.1% average appreciation) against the U.S. dollar on a foreign currency net asset position. This compares to a Ps.95.9 million foreign exchange loss in 1Q22, resulting from the 0.5% quarter-end appreciation of the Mexican peso during that period (0.2% depreciation at quarter-end) against the U.S. dollar on a foreign currency net asset position.

Interest expenses increased 42.6% YoY, or Ps.40.4 million reflecting interest rate increases. Interest income increased 165.1% YoY or Ps.114.8 million, resulting from a higher cash balance. This mainly reflects the Ps.408.9 million in dividends payments and Ps.1,970.1 million in reimbursement of investments, both received from Aerostar in Puerto Rico in October 2022.

ASUR 1Q23 Page 10 of 25

Mexico Operating Profit (Loss) and EBITDA

Table 17: Mexico Profit & EBITDA
	First Quarter		% Chg
	2022	2023
Total Revenue	3,873,476	4,775,146	23.3
Total Revenues Excluding Construction Revenues	3,696,780	4,691,665	26.9
Operating Profit	2,586,294	3,337,770	29.1
Operating Margin	66.8%	69.9%	313 bps
Adjusted Operating Margin [1]	70.0%	71.1%	118 bps
Net Profit [2]	1,881,523	2,150,124	14.3
EBITDA	2,802,407	3,594,015	28.2
EBITDA Margin	72.3%	75.3%	292 bps
Adjusted EBITDA Margin [3]	75.8%	76.6%	80 bps

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] This result excludes revenues from the participation of Aerostar Ps.157.0 million and Ps.258.6 million in 1Q23 and 1Q22, respectively, for Airplan Ps.241.4 million and Ps.175.9 million in 1Q23 and 1Q22, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.3,337.8 million in 1Q23 and an Operating Margin of 69.9%. This compares to an Operating Gain of Ps.2,586.3 million and an Operating Margin of 66.8% in 1Q22.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues, was 71.1% in 1Q23, compared to 70.0% in 1Q22.

EBITDA increased 28.2% or Ps.791.6 million to Ps.3,594.0 million in 1Q23, from Ps.2,802.4 million in 1Q22. EBITDA margin in 1Q23 was 75.3% compared to 72.3% in 1Q22.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was 76.6% in 1Q23, compared to 75.8% in 1Q22.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of March 31, 2023 totaled Ps.2,983.9 million, with an average tariff per workload unit of Ps.262.2 (December 2022 Mexican pesos), representing approximately 63.6% of total income in Mexico (excluding construction revenues) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the end of each year.

Mexico Capital Expenditures

During 1Q23 ASUR invested Ps.70.2 million in connection with its plan to modernize its Mexican airports under its master development plans, compared to an investment of Ps.240.1 million in 1Q22.

ASUR 1Q23 Page 11 of 25

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three-month periods ended March 31, 2022 and 2023.

As of March 31, 2022, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.4,921.8 million, (ii) goodwill of Ps.861.9 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.492.2 million, and (iv) a minority interest of Ps.4,963 million in stockholders' equity.

Table 18: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	First Quarter		% Chg
	2022	2023
Total Passengers (in thousands)	2,391	2,907	21.6

Total Revenues	948,324	1,010,943	6.6
Aeronautical Services	517,078	528,295	2.2
Non-Aeronautical Services	357,831	422,817	18.2
Construction Revenues	73,415	59,831	(18.5)
Total Revenues Excluding Construction Revenues	874,909	951,112	8.7

Total Commercial Revenues	355,115	420,656	18.5
Commercial Revenues from Direct Operations	78,838	100,607	27.6
Commercial Revenues Excluding Direct Operations	276,277	320,049	15.8

Total Commercial Revenues per Passenger	148.5	144.7	(2.6)
Commercial Revenues from Direct Operations per Passenger [1]	33.0	34.6	5.0
Commercial Revenues Excluding Direct Operations per Passenger	115.5	110.1	(4.7)
Figures in Mexican pesos at the average foreign exchange rate of Ps.18.6711 = USD.1.00
[1] Represents ASUR convenience store operations directly operated by ASUR

Puerto Rico Revenues

Total Puerto Rico Revenues increased 6.6% YoY to Ps.1,010.9 million in 1Q23.

Excluding construction services, revenues increased by 8.7%, mainly due to the following YoY increases:

•
18.2% in revenues from non-aeronautical services; and

•
2.2% in revenues from aeronautical services.

Commercial Revenues per Passenger were Ps.144.7 in 1Q23, compared to Ps.148.5 in 1Q22.

Three commercial spaces were opened at Luis Muñoz Marin (LMM) Airport over the last 12 months, as shown in Table 20. More details can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and other.

ASUR 1Q23 Page 12 of 25

Table 19: Puerto Rico Commercial Revenue Performance			Table 20: Puerto Rico Summary Retail and Other Commercial Space Opened since March 31, 2022
Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	1Q23	3M23
Food and beverage	37.2%	37.2%	Food and beverage	2
Others revenues	32.7%	32.7%	Others revenues	1
Retail	26.8%	26.8%	Total Commercial space	3
Ground Transportation	15.7%	15.7%
Car rentals	13.9%	13.9%
Car parking	13.8%	13.8%
Duty Free	1.7%	1.7%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Banks and foreign exchange	(1.8%)	(1.8%)
Advertising	(11.2%)	(11.2%)
Total Commercial Revenues	18.5%	18.5%

Puerto Rico Operating Costs and Expenses

Table 21: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	First Quarter		% Chg
	2022	2023
Cost of Services	178,473	384,745	115.6
Concession Fees	44,063	46,138	4.7
Depreciation and Amortization	186,600	169,670	(9.1)
Operating Costs and Expenses Excluding Construction Costs	409,136	600,553	46.8
Construction Costs	73,415	59,831	(18.5)
Total Operating Costs & Expenses	482,551	660,384	36.9
Figures in Mexican pesos at the average foreign exchange rate of Ps.18.6711 = USD.1.00

Total Operating Costs and Expenses in Puerto Rico increased 36.9% YoY to Ps.660.4 million in 1Q22. Construction costs in the quarter declined 18.5% to Ps.73.4 million from Ps.59.8 million in 1Q22.

Excluding construction costs, operating costs and expenses increased 46.8% YoY or Ps.191.4 million, to Ps.600.5 million. The increase primarily due to the recovery of expenses under the CRRSAA Act for an amount of Ps.196.4 million. Excluding this effect, expenses would have increased 0.8%, or Ps.5.0 million, mainly reflecting increases personnel costs, professional fees, and materials and supplies, partly offset by a decrease in the maintenance provision.

Cost of Services increased by 115.6% or Ps.206.3 million, principally reflecting the recovery of expenses in 1Q22 from the grant received under the CRRSAA Act for an amount of Ps.196.4 million. Excluding this effect, expenses would have increased 2.6% or Ps.9.9 million, driven by higher personnel costs, professional fees, materials and supplies, partially offset by a decrease in the maintenance provision.

Concession Fees paid to the Puerto Rican government increased 4.7% YoY, or Ps.2.1 million in 1Q23, reflecting higher passenger traffic in line with the concession agreement.

Depreciation and Amortization declined 9.1% YoY, or Ps.16.9 million, principally reflecting the FX translation impact as the quarter-end and average Mexican peso exchange rate fluctuated from Ps.19.9112 and Ps.20.5085 per U.S. dollar in 1Q22, to Ps.18.0415 and Ps.18.6711 per U.S. dollar, respectively in 1Q23.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 22: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	First Quarter		% Chg
	2022	2023
Interest Income	1,879	31,343	1,568.1
Interest Expense	(112,778)	(147,416)	30.7
Total	(110,899)	(116,073)	4.7
Figures in Mexican pesos at the average foreign exchange rate of Ps.18.6711 = USD.1.00

ASUR 1Q23 Page 13 of 25

During 1Q23, Puerto Rico reported a Ps.116.1 million Comprehensive Financing Loss, compared to a Ps.110.9 million loss in 1Q22, principally due to interest accrued from the US$200.0 million bond issuance in July 2022.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority, and certain other costs and expenditures associated with it. On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million.

In December 2020, Aerostar entered into a three-year revolving line of credit with Banco Popular de Puerto Rico for the amount of US$20.0 million. Funds have not yet been withdrawn.

In May 2022, Aerostar renegotiated the terms of its US$50.0 million principal amount of 6.75% senior secured notes extending the maturity to March 22, 2035.

In July 2022, Aerostar in Puerto Rico issued US$200.0 million principal amount of 4.92% senior secured notes due March 22, 2035.

All long-term debt is collateralized by Aerostar’s assets.

Puerto Rico Operating Profit and EBITDA

Table 23: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	First Quarter		% Chg
	2022	2023
Total Revenue	948,324	1,010,943	6.6
Total Revenues Excluding Construction Revenues	874,909	951,112	8.7
Other Revenues	45,547		n/a
Operating Profit	511,320	350,559	(31.4)
Operating Margin	53.9%	34.7%	(1924 bps)
Adjusted Operating Margin[1]	58.4%	36.9%	(2158 bps)
Net Income	390,133	224,709	(42.4)
EBITDA	501,542	520,229	3.7
EBITDA Margin	52.9%	51.5%	(143 bps)
Adjusted EBITDA Margin[2]	57.3%	54.7%	(263 bps)
Figures in Mexican pesos at the average foreign exchange rate of Ps.18.6711 = USD.1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico declined 31.4% to Ps.350.5 million resulting in an Operating Margin of 34.7%, from an operating profit of Ps.511.3 million and an Operating Margin of 53.9% in 1Q22.

EBITDA increased 3.7% to Ps.520.2 million in 1Q22 from Ps.501.5 million in 1Q22. EBITDA Margin, in turn, declined to 51.5% in 1Q23 from 52.9% in 1Q22.

Adjusted EBITDA Margin (which excludes IFRIC 12) declined to 54.7% in 1Q23, from 57.3% in 1Q22.

Puerto Rico Capital Expenditures

During 1Q23, Aerostar made Ps.66.7 million in capital expenditures, compared to investments of Ps.74.8 million in 1Q22.

ASUR 1Q23 Page 14 of 25

Puerto Rico Tariff Regulation

The Airport Use Agreement entered into by and among Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority govern the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three-month period ended March 31, 2023 and 2022.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of March 31, 2023: (i) the recognition of a net intangible asset of Ps.899.4 million, (ii) goodwill of Ps.1,415.3 million, (iii) deferred taxes of Ps.236.2 million, and (iv) a Ps.224.4 million recognition of bank loans at fair value.

Table 24: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Fourth Quarter		% Chg
	2021	2022
Total Passenger	3,683	4,053	10.0

Total Revenues	604,005	663,320	9.8
Aeronautical Services	450,944	483,520	7.2
Non-Aeronautical Services	151,865	173,733	14.4
Construction Revenues [1]	1,196	6,067	407.3
Total Revenues Excluding Construction Revenues	602,809	657,253	9.0
Total Commercial Revenues	151,599	171,473	13.1
Total Commercial Revenues per Passenger	41.2	42.3	2.7
Figures in pesos at an average exchange rate of COP. 254.6282 = Ps.1.00
For the purposes of this table, approximately 111.3 and 167.2 thousand transit and general aviation passengers are included in 1Q22 and 1Q23.

Colombia Revenues

Total Revenues in Colombia increased 9.8% YoY to Ps.663.3 million. Excluding construction services, revenues increased 9.0% YoY, primarily due to increases of 7.2% in aeronautical services and 14.4% in non-aeronautical services.

Commercial Revenues per Passenger was Ps.42.3 compared to Ps.41.2 in 1Q22.

As shown in Table 26, 29 new commercial spaces were opened in Colombia in the last twelve months. Further detail of these openings can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services and other.

ASUR 1Q23 Page 15 of 25

Table 25: Colombia Commercial Revenue Performance			Table 26: Colombia Summary Retail and Other Commercial Space Opened since March 31, 2022
Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	1Q23	3M23
Ground Transportation	91.3%	91.3%	Food and beverage	7
Food and beverage	66.9%	66.9%	Others revenues	22
Duty free	52.0%	52.0%	Total Commercial Spaces	29
Banks and foreign exchange	50.4%	50.4%
Car rental	36.1%	36.1%
Retail	19.8%	19.8%
Advertising	(2.1%)	(2.1%)
Others revenues	(3.3%)	(3.3%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Car parking	(13.4%)	(13.4%)
Teleservices	(21.0%)	(21.0%)
Total Commercial Revenues	13.1%	13.1%

Colombia Costs & Expenses

Table 27: Colombia Costs & Expenses
In thousands of Mexican pesos
	First Quarter		% Chg
	2022	2023
Cost of Services	116,920	116,661	(0.2)
Technical Assistance	1,030		n/a
Concession Fees	112,523	124,434	10.6
Depreciation and Amortization	96,143	90,836	(5.5)
Operating Costs and Expenses Excluding Construction Costs	326,616	331,931	1.6
Construction Costs	1,196	6,067	407.3
Total Operating Costs & Expenses	327,812	337,998	3.1
Figures in pesos at an average exchange rate of COP. 254.6282 = Ps.1.00

Total Operating Costs and Expenses in Colombia increased 3.1% YoY to Ps.338.0 million. Excluding construction costs, operating costs and expenses increased 1.6% YoY to Ps.331.9 million.

Cost of Services declined 0.2% YoY, or Ps.0.2 million.

Construction Costs increased 407.3% YoY, or Ps.4.9 million due to investments in furniture and equipment.

Concession Fees, which include fees paid to the Colombian government, increased 10.6% YoY, mainly reflecting the increase in regulated and non-regulated revenues during the period.

Depreciation and Amortization declined 5.5%.

Colombia Comprehensive Financing Gain (Loss)

Table 28: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	First Quarter		% Chg
	2022	2023
Interest Income	8,917	49,298	452.9
Interest Expense	(18,364)	(23,198)	26.3
Foreign Exchange Gain (Loss), Net	10	(15)	n/a
Total	(9,437)	26,085	n/a
Figures in pesos at an average exchange rate of COP. 254.6282 = Ps.1.00

During 1Q23, Airplan reported a Ps.26.1 million Comprehensive Financing Gain, compared to a Ps.9.4 million loss in 1Q22. This resulted mainly from the impact of increased interest rates on financial investments.

ASUR 1Q23 Page 16 of 25

Colombia Operating Profit (Loss) and EBITDA

Table 29: Colombia Profit & EBITDA
In thousands of Mexican pesos
	First Quarter		% Chg
	2022	2023
Total Revenue	604,005	663,320	9.8
Total Revenues Excluding Construction Revenues	602,809	657,253	9.0
Operating Profit	276,193	325,322	17.8
Operating Margin	45.7%	49.0%	332 bps
Adjusted Operating Margin[1]	45.8%	49.5%	368 bps
Net Profit	78,106	227,412	191.2
EBITDA	372,336	416,158	11.8
EBITDA Margin	61.6%	62.7%	109 bps
Adjusted EBITDA Margin[2]	61.8%	63.3%	155 bps
Figures in pesos at an average exchange rate of COP.254.6282 = Ps.1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

In 1Q23, ASUR's operations in Colombia reported an Operating Profit of Ps.325.3 million, compared to Ps.276.2 million in 1Q22. Operating margin was 49.0% in 1Q23 compared to an operating margin of 45.7% in 1Q22. Adjusted operating margin, which excludes the effect of IFRIC12 with respect to construction or improvements to concessioned assets, was 49.5% in 1Q23 compared to an adjusted operating margin of 45.8% in 1Q23.

EBITDA in 1Q23 was Ps.416.1 million resulting in an EBITDA margin of 62.7%. This compares to an EBITDA of Ps.372.3 million and an EBITDA margin of 61.6% in 1Q22.

The Adjusted EBITDA Margin, which excludes the effect of IFRIC12 with respect to the construction or improvements of the concessioned assets, was 63.3% in 1Q23, compared to an adjusted EBITDA margin of 61.8% in 1Q22, mainly reflecting revenue growth of 9.8%.

Colombia Capital Expenditures

During 1Q23, Airplan made capital investments of Ps.6.0 million compared to Ps.0.9 million in 1Q22.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

Airplan's regulated revenues amounted to Ps.483.5 million in 1Q23.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

ASUR 1Q23 Page 17 of 25

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Article 4.033.01 of the Mexican Stock Exchange Internal Rules, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Banorte, Barclays, BBVA Bancomer, BofA Merrill Lynch, Bradesco, BTG Pactual, Citi Global Markets, Credit Suisse, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Itau BBA Securities, JP Morgan, Morgan Stanley, Nau Securities, Punto Research Santander, Scotiabank, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts with respect to the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

ASUR 1Q23 Page 18 of 25

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR 1Q23 Page 19 of 25

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		First Quarter		% Chg
		2022	2023
Domestic Traffic		3,745,688	4,784,188	27.7
CUN	Cancun	2,081,647	2,596,480	24.7
CZM	Cozumel	44,146	32,041	(27.4)
HUX	Huatulco	192,955	215,172	11.5
MID	Merida	546,667	809,320	48.0
MTT	Minatitlan	20,296	25,332	24.8
OAX	Oaxaca	236,209	333,826	41.3
TAP	Tapachula	108,469	123,523	13.9
VER	Veracruz	266,246	338,146	27.0
VSA	Villahermosa	249,053	310,348	24.6
International Traffic		5,275,066	6,289,103	19.2
CUN	Cancun	4,960,299	5,888,218	18.7
CZM	Cozumel	132,282	158,203	19.6
HUX	Huatulco	42,333	57,362	35.5
MID	Mérida	59,668	92,741	55.4
MTT	Minatitlan	2,958	2,053	(30.6)
OAX	Oaxaca	46,635	55,070	18.1
TAP	Tapachula	3,244	5,687	75.3
VER	Veracruz	21,172	23,170	9.4
VSA	Villahermosa	6,475	6,599	1.9
Total Traffic México		9,020,754	11,073,291	22.8
CUN	Cancun	7,041,946	8,484,698	20.5
CZM	Cozumel	176,428	190,244	7.8
HUX	Huatulco	235,288	272,534	15.8
MID	Merida	606,335	902,061	48.8
MTT	Minatitlan	23,254	27,385	17.8
OAX	Oaxaca	282,844	388,896	37.5
TAP	Tapachula	111,713	129,210	15.7
VER	Veracruz	287,418	361,316	25.7
VSA	Villahermosa	255,528	316,947	24.0

US Passenger Traffic, San Juan Airport (LMM)
	First Quarter		% Chg
	2022	2023
SJU Total [1]	2,390,719	2,907,038	21.6
Domestic Traffic	2,213,014	2,641,929	19.4
International Traffic	177,705	265,109	49.2

Colombia, Passenger Traffic Airplan
		First Quarter		% Chg
		2022	2023
Domestic Traffic		3,051,342	3,176,155	4.1
MDE	Medellín (Rio Negro)	2,230,486	2,401,054	7.6
EOH	Medellín	286,520	275,386	(3.9)
MTR	Montería	371,255	359,440	(3.2)
APO	Carepa	63,763	49,631	(22.2)
UIB	Quibdó	84,143	84,270	0.2
CZU	Corozal	15,175	6,374	(58.0)
International Traffic		520,631	709,162	36.2
MDE	Medellín (Rio Negro)	520,631	709,162	36.2
EOH	Medellín	-	-	-
MTR	Montería	-	-	-
APO	Carepa	-	-	-
UIB	Quibdó	-	-	-
CZU	Corozal	-	-	-
Total Traffic Colombia		3,571,973	3,885,317	8.8
MDE	Medellín (Rio Negro)	2,751,117	3,110,216	13.1
EOH	Medellín	286,520	275,386	(3.9)
MTR	Montería	371,255	359,440	(3.2)
APO	Carepa	63,763	49,631	(22.2)
UIB	Quibdó	84,143	84,270	0.2
CZU	Corozal	15,175	6,374	(58.0)

1 Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 1Q23 Page 20 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Comercial Spaces

ASUR Retail and Other Commercial Spaces Opened since March 31, 20221

Business Name	Type	Opening Date
MEXICO
Cancun
Cancún Airport Services (minimarket)	Retail	July 2022
Mtrans MX FOX	Car Rental	August 2022
Comercial Ariete (Carflex)	Car Rental	August 2022
HSBC, SA. ATM	Banks and foreign exchange	September 2022
Wayan Natural Wear, S.A. de C.V.	Retail	December 2022
Ultra Boutique, S.A. de C.V.	Retail	December 2022
Comercializadora Lufra (FORZA MX)	Retail	December 2022
Hotelera Palace Resort	Other Revenues	December 2022
Global Lounge OP Mex, SA de CV	Other Revenues	December 2022
Cozumel
HSBC, SA. ATM	Banks and foreign exchange	July 2022
Oaxaca
Transportes Pochutla, SA de CV	Ground Transportation	January 2023
Turismo Gargo, SA de CV	Car Rental	February 2023
Tapachula
Global Lounge OP Mex, SA de CV	Other Revenues	June 2022
SAN JUAN, PUERTO RICO
El Mesón Sandwiches (Management Group Investors, LLC)	Food and Beverage	June 2022
Clear Secure Inc	Other Revenues	November 2022
Udon	Food and Beverage	January 2023
COLOMBIA
Rionegro
Menzies Aviation Colombia S.A.S	Other Revenues	April 2022
Viva Aerobus	Other Revenues	April 2022
Aerorepublica S.A.	Other Revenues	June 2022
Autosnack S.A.S.	Food and Beverage	September 2022
Caribbean Support and Flight Services S.A.S.	Other Revenues	September 2022
Latam Airlines Peru S.A.	Other Revenues	November 2022
Arajet	Other Revenues	December 2022
Franquicias y Concesiones S.A	Food and Beverage	December 2022
Ramirez Arana Y Cia S.A.S.	Other Revenues	December 2022
Pamay 5 S.A.S	Other Revenues	December 2022
Olaya Herrera
Moon Flight Services S.A.S	Other Revenues	April 2022
Pacifica de Aviación S.A.S.	Other Revenues	May 2022
Fondo de Valoración del Municipio de Medellín	Other Revenues	June 2022
PC Mejia S.A.	Other Revenues	June 2022
Aeropaca S.A.S.	Other Revenues	June 2022
WINGS TRADE SUPPORT S.A.S.	Other Revenues	August 2022
Moon Flight Services S.A.S	Other Revenues	August 2022
Aerotalleres del Oriente S.A.S.	Other Revenues	August 2022
Autosnack S.A.S.	Food and Beverage	September 2022
Autosnack S.A.S.	Food and Beverage	September 2022
Servicio Aéreo a Territorios Nacionales S.A	Other Revenues	September 2022
Escuela de Aviación Flying S.A.S	Other Revenues	November 2022
Colcharter IPS SAS	Other Revenues	December 2022
Franquicias y Concesiones S.A	Food and Beverage	December 2022
Montería
Toolbox Services MRO SAS	Other Revenues	September 2022
Restcafe S A S	Food and Beverage	December 2022
Quibdó
Moon Flight Services S.A.S	Other Revenues	June 2022
Corozal
Servicio Aéreo a Territorios Nacionales S.A	Other Revenues	November 2022
Centro de Servicios
Yomaira Asprilla Potes	Food and Beverage	August 2022

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 1Q23 Page 21 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Operating Results per Airport

Thousands of mexican pesos

Item	1Q 2022	1Q 2022 Per Workload Unit	1Q 2023	1Q 2023 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	1,708,405	238.2	2,127,032	247.2	24.5	3.8
Non-Aeronautical Revenues	1,391,376	194.0	1,707,696	198.5	22.7	2.3
Construction Services Revenues	30,956	4.3	32,826	3.8	6.0	(11.6)
Total Revenues	3,130,737	436.5	3,867,554	449.5	23.5	3.0
Operating Profit	2,197,674	306.4	2,698,566	313.6	22.8	2.3
EBITDA	2,343,080	326.7	2,865,893	333.1	22.3	2.0
Merida
Aeronautical Revenues	148,848	223.5	256,811	265.8	72.5	18.9
Non-Aeronautical Revenues	34,275	51.5	51,491	53.3	50.2	3.5
Construction Services Revenues	6,391	9.6	30,936	32.0	384.1	233.3
Other [2]	18	—	21	—	16.7	n/a
Total Revenues	189,532	284.6	339,259	351.1	79.0	23.4
Operating Profit	91,942	138.1	190,853	197.6	107.6	43.1
EBITDA	106,559	160.0	211,470	218.9	98.5	36.8
Villahermosa
Aeronautical Revenues	62,771	234.2	90,149	274.0	43.6	17.0
Non-Aeronautical Revenues	12,607	47.0	15,362	46.7	21.9	(0.6)
Construction Services Revenues	4,352	16.2	6	—	(99.9)	(100.0)
Other [2]	22	0.1	23	0.1	4.5	—
Total Revenues	79,752	297.5	105,540	320.8	32.3	7.8
Operating Profit	39,020	145.6	58,238	177.0	49.3	21.6
EBITDA	48,240	180.0	69,176	210.3	43.4	16.8
Other Airports [3]
Aeronautical Revenues	293,970	258.5	391,611	281.7	33.2	9.0
Non-Aeronautical Revenues	44,528	39.2	51,513	37.1	15.7	(5.4)
Construction Services Revenues	134,997	118.7	19,713	14.2	(85.4)	(88.0)
Other [2]	77	0.1	72	0.1	(6.5)	—
Total Revenues	473,572	416.5	462,909	333.1	(2.3)	(20.0)
Operating Profit	169,487	149.1	245,500	176.6	44.8	18.4
EBITDA	215,647	189.7	302,856	217.9	40.4	14.9
Holding & Service Companies [4]
Construction Services Revenues	—	n/a	—	n/a	n/a	n/a
Other [2]	128,814	n/a	156,253	n/a	21.3	n/a
Total Revenues	128,814	n/a	156,253	n/a	21.3	n/a
Operating Profit	88,171	n/a	144,613	n/a	64.0	n/a
EBITDA	88,881	n/a	144,620	n/a	62.7	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(128,930)	n/a	(156,369)	n/a	21.3	n/a
Total Mexico
Aeronautical Revenues	2,213,994	239.5	2,865,603	253.8	29.4	6.0
Non-Aeronautical Revenues	1,482,786	160.4	1,826,062	161.8	23.2	0.9
Construction Services Revenues	176,696	19.1	83,481	7.4	(52.8)	(61.3)
Total Revenues	3,873,476	419.0	4,775,146	423.0	23.3	1.0
Operating Profit	2,586,294	279.8	3,337,770	295.7	29.1	5.7
EBITDA	2,802,407	303.2	3,594,015	318.4	28.2	5.0
San Juan Puerto Rico, US [5]
Aeronautical Revenues	517,078	n/a	528,295	n/a	2.2	n/a
Non-Aeronautical Revenues	357,831	n/a	422,817	n/a	18.2	n/a
Construction Services Revenues	73,415	n/a	59,831	n/a	(18.5)	n/a
Total Revenues	948,324	n/a	1,010,943	n/a	6.6	n/a
Operating Profit	511,320	n/a	350,559	n/a	(31.4)	n/a
EBITDA	501,542	n/a	520,229	n/a	3.7	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	—	—	—	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	450,944	n/a	483,520	n/a	7.2	n/a
Non-Aeronautical Revenues	151,865	n/a	173,733	n/a	14.4	n/a
Construction Services Revenues	1,196	n/a	6,067	n/a	407.3	n/a
Total Revenues	604,005	n/a	663,320	n/a	9.8	n/a
Operating Profit	276,193	n/a	325,322	n/a	17.8	n/a
EBITDA	372,336	n/a	416,158	n/a	11.8	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	—	—	—	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	3,182,016	n/a	3,877,418	n/a	21.9	n/a
Non-Aeronautical Revenues	1,992,482	n/a	2,422,612	n/a	21.6	n/a
Construction Services Revenues	251,307	n/a	149,379	n/a	(40.6)	n/a
Total Revenues	5,425,805	n/a	6,449,409	n/a	18.9	n/a
Operating Profit	3,373,807	n/a	4,013,651	n/a	19.0	n/a
EBITDA	3,676,285	n/a	4,530,402	n/a	23.2	n/a

1.
Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
2.
Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
3.
Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
4.
Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.
5.
Reflects the results of operation of San Juan Airport, Puerto Rico, US for 1Q23.
6.
Reflects the results of operation of Airplan, Colombia, for 1Q23.

ASUR 1Q23 Page 22 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Consolidated Statement of Income from January 1 to March 31, 2023 and 2022

Thousands of mexican pesos

Item	3M	3M	%
	2022	2023	Chg
Revenues
Aeronautical Services	3,182,016	3,877,418	21.9
Non-Aeronautical Services	1,992,482	2,422,612	21.6
Construction Services	251,307	149,379	(40.6)
Total Revenues	5,425,805	6,449,409	18.9

Operating Expenses
Cost of Services	812,083	1,124,511	38.5
Cost of Construction	251,307	149,379	(40.6)
General and Administrative Expenses	69,305	77,241	11.5
Technical Assistance	149,425	190,311	27.4
Concession Fee	317,098	377,573	19.1
Depreciation and Amortization	498,327	516,743	3.7
Total Operating Expenses	2,097,545	2,435,758	16.1

Other Revenues	45,547	-	(100.0)

Operating Income	3,373,807	4,013,651	19.0

Comprehensive Financing Cost	(241,629)	(527,840)	118.5

Income Before Income Taxes	3,132,178	3,485,811	11.3

Provision for Income Tax	687,921	857,534	24.7
Deferred Income Taxes	94,495	26,032	(72.5)

Net Income for the Year	2,349,762	2,602,245	10.7

Majority Net Income	2,193,709	2,512,362	14.5
Non-controlling interests	156,053	89,883	(42.4)

Earning per Share	7.3124	8.3745	14.5
Earning per American Depositary Share (in U.S. Dollars)	4.0531	4.6418	14.5

Exchange Rate per Dollar Ps. 18.0415

ASUR 1Q23 Page 23 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Consolidated Statement of Financial Position as of March 31, 2023 and December 31, 2022

Thousands of mexican pesos

Item	March 2023	December 2022	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	15,108,235	13,174,991	1,933,244	14.7
Cash and Cash Equivalents Restricted	1,392,490	1,420,728	(28,238)	(2.0)
Accounts Receivable, net	2,480,358	2,541,923	(61,565)	(2.4)
Document Receivable	148,618	148,618	—	—
Recoverable Taxes and Other Current Assets	904,116	793,910	110,206	13.9
Total Current Assets	20,033,817	18,080,170	1,953,647	10.8

Non Current Assets
Machinery, Furniture and Equipment, net	164,208	171,004	(6,796)	(4.0)
Intangible Assets, Airport Concessions and Goodwill-Net	50,590,490	52,658,081	(2,067,591)	(3.9)
Investment in Joint Venture	9,658	10,266	(608)	(5.9)
Total Assets	70,798,173	70,919,521	(121,348)	(0.2)

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	245,781	307,068	(61,287)	(20.0)
Bank Loans and short term debt	1,769,958	1,869,996	(100,038)	(5.3)
Accrued Expenses and Others Payables	3,586,250	3,386,909	199,341	5.9
Total Current Liabilities	5,601,989	5,563,973	38,016	0.7

Long Term Liabilities
Bank Loans	2,680,762	3,442,804	(762,042)	(22.1)
Long Term Debt	9,063,570	9,891,961	(828,391)	(8.4)
Deferred Income Taxes	2,882,517	2,972,522	(90,005)	(3.0)
Employee Benefits	33,523	32,654	869	2.7
Total Long Term Liabilities	14,660,372	16,339,941	(1,679,569)	(10.3)

Total Liabilities	20,262,361	21,903,914	(1,641,553)	(7.5)

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	—	—
Legal Reserve	2,285,392	2,285,392	—	—
Mayority Net Income for the Period	2,512,362	9,986,548	(7,474,186)	(74.8)
Cumulative Effect of Conversion of Foreign Currency	(1,462,516)	(717,910)	(744,606)	104
Retained Earnings	32,286,016	22,299,468	9,986,548	44.8
Non-Controlling interests	7,147,282	7,394,833	(247,551)	(3.3)
Total Stockholders' Equity	50,535,812	49,015,607	1,520,205	3.1

Total Liabilities and Stockholders' Equity	70,798,173	70,919,521	(121,348)	(0.2)

Exchange Rate per Dollar Ps. 18.0415

ASUR 1Q23 Page 24 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Consolidated Statement of Cash Flow for the periods of January 1, to March 31, 2023 and 2022.

Thousands of mexican pesos

Item	3M	3M	%
	2022	2023	Chg
Operating Activities
Income Before Income Taxes	3,132,178	3,485,811	11.3

Depreciation and Amortization	498,327	516,743	3.7
Interest Income	(80,368)	(265,060)	229.8
Interest Payables	226,101	305,992	35.3
Foreign Exchange Gain (loss), Net Unearned		491,937	n/a
Sub-Total	3,776,238	4,535,423	20.1
Trade Receivables	107,171	147,399	37.5
Recoverable Taxes and other Current Assets	(409,761)	(97,149)	(76.3)
Income Tax Paid	(385,948)	(724,864)	87.8
Trade Accounts Payable	22,453	(55,255)	(346.1)

Net Cash Flow Provided by Operating Activities	3,110,153	3,805,554	22.4

Investing Activities
Loans Granted to Third Parties	(35,100)		n/a
Restricted Cash	(1,086,402)	(64,073)	(94.1)
Investments in Machinery, Furniture and Equipment, net	(315,817)	(142,994)	(54.7)
Interest Income	79,060	233,255	195.0

Net Cash Flow used by Investing Activities	(1,358,259)	26,188	(101.9)

Excess Cash to Use in Financing Activities	1,751,894	3,831,742	118.7

Bank Loans
Bank Loans Paid		(662,500)	n/a
Long Term Debt Paid	(169,024)	(99,786)	(41.0)
Interest Paid	(328,373)	(410,136)	24.9
Dividends Paid

Net Cash Flow used by Financing Activities	(497,397)	(1,172,422)	135.7

Net Increase in Cash and Cash Equivalents	1,254,497	2,659,320	112.0

Cash and Cash Equivalents at Beginning of Period	8,770,062	13,174,991	50.2

Exchange Gain on Cash and Cash Equivalents	(62,347)	(726,076)	1,064.6

Cash and Cash Equivalents at the End of Period	9,962,212	15,108,235	51.7

ASUR 1Q23 Page 25 of 25